Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003

Income from continuing operations before income taxes	$114,956	$73,196	$67,670	$38,989	$40,605

Fixed charges [1]
Interest expense	35,302	21,290	18,159	17,336	11,991
Amortization of debt issuance cost	—	172	56	56	703
Interest included in rental expense	4,602	3,505	3,137	2,894	2,398

Total	39,904	24,967	21,352	20,286	15,092

Earnings [2]	$154,860	$98,163	$89,022	$59,275	$55,697

Ratio of earnings available to cover fixed charges	3.9	3.9	4.2	2.9	3.7

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.